TASEKO MINES LIMITED
Management’s Discussion and Analysis

This management’s discussion and analysis ("MD&A") is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto, prepared in accordance with IFRS for the three-month and six-month periods ended June 30, 2012 (collectively, the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2011, prepared in accordance with IFRS, the related MD&A, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

This MD&A is prepared as of August 7, 2012. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

	Three months ended June 30,			Six months ended June 30,
			%			%
(Cdn$ in thousands)	2012	2011	Change	2012	2011	Change
Revenues	74,377	48,349	54%	129,730	107,150	21%
Gross profit	16,010	16,624	(4%)	33,132	41,850	(21%)
Net earnings (loss)	3,315	(1,113)	>100%	(5,029)	4,640	>(100%)
Per share (“EPS”) [1]	0.02	(0.01)	>100%	(0.03)	0.02	>(100%)
Adjusted net earnings [2]	4,009	1,863	115%	4,314	9,834	(56%)
Per share (“adjusted EPS”) [1,2]	0.02	0.01	115%	0.02	0.05	(56%)
EBITDA [2]	13,350	3,685	262%	9,013	18,986	(53%)
Adjusted EBITDA [2]	12,709	8,637	47%	20,790	25,254	(18%)
Capital expenditures	31,579	11,861	166%	73,051	18,660	291%
				June 30,	Dec. 31,	%
				2012	2011	Change
Cash and equivalents				245,946	277,792	(11%)
Dual currency deposits within other financial assets				-	40,602	>(100%)
Non-cash working capital [2]				25,570	98,117	(76%)
Net (cash) debt [2]				(4,825)	(86,139)	(94%)
Equity				479,324	496,817	(4%)

1 Calculated using weighted average number of shares outstanding under the basic method.
2 Adjusted net earnings, adjusted EPS, EBITDA, adjusted EBITDA and net (cash) debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of this MD&A.

Revenues for the second quarter 2012 increased by $26.0 million, or 54% over revenues in the prior year period. This resulted from an 84% increase in copper sales volume partially offset by a 17% decrease in average realized copper prices as compared to the prior year period.

Gross profit for the second quarter 2012 was $16.0 million or 22% of revenues as compared to $16.6 million or 34% of revenues in the same period in 2011. The reduction in gross profit percentage was attributable to the decrease in realized copper prices as well as volume-driven cost increases (detailed in “Cost of Sales” section). These costs included a drawdown of higher cost finished goods inventory brought forward from the first quarter of 2012 as the second quarter copper concentrate shipments reduced inventories to minimal levels.

Adjusted earnings per share were $0.02 in the second quarter of 2012 compared to $0.01 last year.

RECENT DEVELOPMENTS AND MARKET REVIEW

Market review

The market for copper based on London Metals Exchange Spot prices declined in the second quarter of 2012 overall. The highest price during the quarter was US$8,675 per tonne on April 2 which was the first day of the quarter. Prices demonstrated volatility throughout the quarter and closed at US$7,692 per tonne on June 29.

Copper markets were negatively affected by slowed economic growth prospects globally and specifically China which accounts for approximately 40% of worldwide copper demand. Prices for copper remained high however, when compared to the long term marginal costs of producers and compared to the commodity price reductions experienced by other base metals during the quarter. This reflects the impact of continued supply constraints providing counter-pressure to the market forces of slowed growth in the major copper consuming economies. LME copper inventories were flat at the end of the quarter but remain relatively low compared to historic levels. The average price for copper during the second quarter of 2012 was US$3.57 per pound.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

REVIEW OF OPERATIONS AND PROJECTS

Gibraltar mine

	Three months ended
Operating Data (100% basis)	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
	2012	2012	2011	2011	2011
Tons mined (millions)	15.8	15.7	15.4	13.7	14.5
Tons milled (millions)	3.9	3.9	4.3	4.0	3.7
Stripping ratio	3.4	2.9	2.7	2.9	2.9
Copper concentrate
Ore grade (%)	0.334	0.305	0.292	0.293	0.299
Recovery (%)	88.1	87.0	86.5	87.2	87.9
Production (million pounds)	23.0	20.7	21.8	20.5	19.3
Sales (million pounds)	25.7	17.0	19.7	28.0	14.3
Inventory (million pounds) [5]	2.6	6.8	4.2	2.4	8.7
Copper cathode
Production (million pounds)	0.9	0.1	0.5	0.8	0.7
Sales (million pounds)	0.7	-	0.9	1.2	-
Molybdenum
Ore grade (%)	0.013	0.013	0.012	0.012	0.011
Recovery (%)	36.7	43.1	38.8	33.5	37.6
Production (thousand pounds)	379	438	388	324	303
Sales (thousand pounds)	361	472	358	319	312
Per unit data (US$ per pound) [1,4]
Operating cash costs [1,2]	$2.12	$2.38	$1.91	$1.91	$2.29
By-product credits [3]	(0.23)	(0.39)	(0.25)	(0.28)	(0.29)
Net operating cash costs of production [1]	$1.89	$1.99	$1.66	$1.64	$2.00

1 Operating cash costs and net operating cash costs of production are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of the Company’s MD&A.
2 Operating cash costs are comprised of direct mining costs which include personnel costs, mine site general & administrative costs, non-capitalized stripping costs, maintenance & repair costs, operating supplies and external services. Non-cash costs such as share-based compensation and depreciation have been excluded.
3 By-product credits are calculated based on actual sales of molybdenum and silver for the period divided by the total pounds of copper produced during the period.
4 Per unit data may not sum due to rounding.
5 Balance of finished goods inventory as at the end of the period.

In second quarter 2012, Gibraltar mined 15.8 million tons of material, a 1% increase over tons mined in the first quarter and a 9% increase over second quarter 2011. The Gibraltar mine milled 3.9 million tons during the second quarter 2012, consistent with the first quarter’s tons milled and a 7% increase over second quarter 2011.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Copper concentrate production during second quarter 2012 was 23.0 million pounds, an 11% increase over the 20.7 million pounds produced in the first quarter and a 19% increase over the 19.3 million pounds produced in the second quarter 2011. The increase in copper concentrate production in the second quarter compared to the first quarter is attributable to a 10% increase in head grade and a 1% increase in recoveries. Average mill throughput during second quarter 2012 was 47,000 tons per operating day with 91.4% operating time which is slightly lower than the average mill throughput of 49,700 tons per operating day during first quarter 2012 although at a substantially higher operating time when compared to the 86.5% realized during the first quarter.

Molybdenum production during second quarter 2012 was 379 thousand pounds, down 13% compared to the first quarter, as a result of reduced molybdenum recovery. Year over year, molybdenum production is up 25% during the quarter as a result of an increase in tons milled and head grade, offset slightly by a decrease in recoveries.

In the second quarter 2012, total net operating cash costs per pound of copper produced averaged US$1.89, a 5% decrease from the US$1.99 per pound averaged in the first quarter and a 6% decrease from the US$2.00 averaged during second quarter 2011. Positively impacting net operating cash costs per unit of production year over year was the 20% increase in copper pounds produced, lower maintenance costs and a weaker Canadian dollar in second quarter 2012 compared to second quarter 2011. Net operating cash costs per unit of production were adversely impacted by higher labour costs, an increase in consumable costs and lower by-product credits.

Figure 1: Net operating cash costs of production1,2 per pound
(second quarter 2012 compared to second quarter 2011)

1 Net operating cash costs of production is a non-GAAP financial performance measure with no standard definition under IFRS. See pages 16-19 of the Company’s MD&A.
2 Per unit cash costs of production may not sum due to rounding.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Gibraltar Development Plan (GDP3)

The total GDP3 Project capital cost is estimated at $325 million and, to date, commitments have been made for approximately 80% of the project capital requirements. Engineering Procurement and Construction Management (EPCM) activities on the $237-million infrastructure portion of the project continue to progress as planned. Orders and contracts for approximately 75% of the infrastructure portion of the project budget have been placed and, as reported previously, all of the major processing and mining equipment has been purchased. Shipment of equipment and materials to site continues and deliveries continue to meet the project schedule requirements.

Construction activities are proceeding as planned. The construction of the #2 concentrator building is now complete. The erection of the grinding mills is well underway. The first project conveyors have been completed, tied in and are in the process of being commissioned.

The project remains on time and on budget with commissioning of the facilities scheduled to commence in December 2012.

New Prosperity project

The Company completed a field program in early April to obtain information for the federal environmental assessment of the proposed New Prosperity project.

The environmental assessment announced by CEAA remains in process under the timeline identified in their November 7, 2011 press release. The public comment period on the draft terms of reference and environmental impact statement guidelines commenced on January 23, 2012 and was completed on February 22, 2012. The guidelines were finalized and issued by the Minister of Environment on March 16, 2012. In conjunction with CEAA, we are in the process of finalizing the Environmental Impact Statement which is anticipated to be completed in August 2012.

Aley project

We continued to advance the Aley project in the second quarter. Metallurgical testwork is in progress. Engineering work on minesite components, tailings storage facility, and transmission line options is also ongoing. We expect to finalize a feasibility study and be in a position to make an investment decision by early 2013.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL PERFORMANCE

Earnings

	Three months ended June 30,				Six months ended June 30,
				%				%
(Cdn$ in thousands)	2012	2011	Change	Change	2012	2011	Change	Change
Net (loss) earnings	3,315	(1,113)	4,428	(398%)	(5,029)	4,640	(9,669)	(208%)
Unrealized loss (gain) on derivatives	(1,470)	6,627	(8,097)	(122%)	14,014	3,447	10,567	307%
Gain on sale of marketable securities and dividend income	(642)	(6,443)	5,801	(90%)	(877)	(6,443)	5,566	(86%)
Changes in fair value of warrants	-	-	-	-	-	529	(529)	(100%)
Unrealized gain on DCDs	(97)	(785)	688	(88%)	(268)	(149)	(119)	80%
Loss on contribution to joint venture	-	3,804	(3,804)	(100%)	-	3,804	(3,804)	(100%)
FX translation (gains) losses	2,351	600	1,751	292%	(309)	3,931	(4,240)	(108%)
Estimated tax effect of adjustments	552	(827)	1,379	(167%)	(3,217)	75	(3,292)	>(100%)
Adjusted net earnings [1]	4,009	1,863	2,147	115%	4,314	9,834	(5,520)	(56%)

1 Adjusted net earnings is non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of this MD&A.

In the second quarter of 2012, we realized net earnings of $3.3 million, compared to a net loss of $1.1 million in the prior-year quarter. Included in net earnings are a number of items that management believes require adjustment in order to better measure the underlying performance of the business, and has presented these items in the table above.

Unrealized gains/losses on derivatives can vary significantly each period and have a significant impact on earnings. These swings are a result of changes in the value of derivatives comprising our hedge program at the balance-sheet date, and marking-to-market this copper hedge position using the forward copper price at the balance-sheet date. The hedge position at the end of June 30, 2012 was comprised of collars hedging 90% of our share of Gibraltar’s estimated copper production for the remainder of 2012 and put options hedging 60% of our share of Gibraltar’s estimated copper production for the first half of 2013. In contrast, the hedge position at the end of June 30, 2011 was comprised of put options on our share of Gibraltar’s estimated copper production for the remainder of 2011 as well as collars hedging 90% of our share of Gibraltar’s estimated production for all of 2012.

We remove the foreign currency translation impact, the unrealized gains/losses on the derivative instruments, and the unrealized gains/losses on dual currency deposits (DCDs) from our adjusted net earnings measure as they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period. The realized gains/losses on these monetary items and derivative and financial positions are reflected in net earnings in the period in which the position is settled.

The resultant adjusted net earnings is a non-GAAP performance measure that we believe is more representative of ongoing operations. Contributing to the $2.1 -million increase in the quarterly adjusted net earnings year over year are the following changes:

  $26.0-million increase in revenues associated with significantly higher copper sales volumes;
  $3.7-million decrease in losses on copper derivative instruments;
  $2.4-million increase in finance income;
  $3.1-million decrease in various other expenses;
  offset by a $26.6-million increase in cost of sales;
  $3.4-million increase in exploration and evaluation expenses; and

TASEKO MINES LIMITED
Management’s Discussion and Analysis

  an estimated $3.1 million for the associated tax effects of these items.

Contributing to the $5.5 -million decrease in the six-month adjusted net earnings are the following changes:

  $22.6-million increase in revenues associated with higher sales volumes offset by lower realized prices;
  $6.1-million decrease in losses on copper derivative instruments;
  $3.4-million increase in finance income;
  $1.8-million decrease in general and administrative and other expenses;
  offset by a $31.3-million increase in cost of sales;
  $7.3-million increase in exploration and evaluation expenses;
  $2.1-million increase in interest expense; and
  an estimated $1.3 million for the associated tax effects of these items.

Each of the above-noted changes is examined in further detail in the sections below.

Revenues

	Three months ended June 30,				Six months ended June 30,
				%				%
(Cdn$ in thousands)	2012	2011	Change	Change	2012	2011	Change	Change
Copper concentrate	68,450	44,173	24,277	55%	117,691	96,606	21,085	22%
Copper cathode	1,805	-	1,805	>100%	1,877	1,423	454	32%
	70,255	44,173	26,082	59%	119,568	98,029	21,539	22%
Molybdenum concentrate	3,264	3,620	(356)	(10%)	8,554	7,686	868	11%
Silver contained in copper
concentrate	858	556	302	54%	1,608	1,435	173	12%
	74,377	48,349	26,028	54%	129,730	107,150	22,580	21%
(thousands of pounds, unless otherwise noted)
Copper concentrate	19,252	10,735	8,517	79%	31,987	23,175	8,812	38%
Copper cathode	524	-	524	>100%	524	300	224	75%
Total copper sales	19,776	10,735	9,041	84%	32,512	23,475	9,037	38%
Average realized copper price
(US$ per pound) [1]	$3.52	$4.25	($0.74)	(17%)	$3.66	$4.27	($0.61)	(14%)
Average LME copper price
(US$ per pound)	$3.57	$4.14	($0.57)	(14%)	$3.67	$4.26	($0.59)	(14%)

1 The average exchange rate used for second quarter 2012 and first half 2012 were CAD/USD $1.0101 and $1.0056, respectively (2011: $0.9677 and $0.9807) .

Revenues for the second quarter 2012 increased by $26.0 million, or 54%, over revenues in the prior-year period as a result of significantly higher copper sales. Our copper revenues during the second quarter increased by 59% year over year as a result of an 84% increase in copper sales volumes offset by a 17% decrease in average realized copper prices. London Metals Exchange (LME) copper prices averaged US$3.57 per pound in second quarter 2012, down 14% compared to US$4.14 per pound in second quarter 2011. The Company’s average realized copper price of US$3.52 per pound for second quarter 2012 was slightly less than the LME average.

For the six months ended June 30, 2012, revenues increased by $22.6 million, or 21%, over the prior-year period. Our copper revenues increased by 22% in the first half of 2012 compared to 2011 due to a 38% increase in copper sales volumes offset by a 14% decrease in average realized copper prices. London Metals Exchange (LME) copper prices averaged US$3.67 per pound in the first half of 2012, down 14% compared to US$4.26 per pound in the first half of 2011. Our average realized copper price of US$3.66 per pound for the six months ended June 30, 2012 was in line with the LME average for the period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Cost of sales

	Three months ended June 30,				Six months ended June 30,
				%				%
(Cdn$ in thousands)	2012	2011	Change	Change	2012	2011	Change	Change
Direct mining costs	38,315	33,149	5,166	16%	75,564	62,781	12,783	20%
Depreciation	4,808	2,937	1,871	64%	8,504	5,336	3,168	59%
Treatment and refining costs	3,828	2,192	1,636	75%	6,589	4,744	1,845	39%
Transportation costs	3,935	2,447	1,488	61%	7,069	5,213	1,856	36%
Changes in inventories of finished
goods and WIP	7,481	(9,000)	16,481	(183%)	(1,128)	(12,774)	11,646	(91%)
	58,367	31,725	26,642	84%	96,598	65,300	31,298	48%
(thousands of pounds)
Copper production	17,924	14,982	2,942	20%	33,562	29,400	4,162	14%
Copper sales	19,776	10,735	9,041	84%	32,512	23,475	9,037	38%
(C$ per pound)
Direct mining costs per pound produced	$2.14	$2.21	($0.07)	(3%)	$2.25	$2.14	$0.12	5%
Depreciation per pound produced	$0.27	$0.20	$0.07	37%	$0.25	$0.18	$0.07	40%
Treatment and refining costs per pound
sold	$0.19	$0.20	($0.01)	(5%)	$0.20	$0.20	$0.00	0%
Transportation costs per pound sold	$0.20	$0.23	($0.03)	(13%)	$0.22	$0.22	($0.00)	(2%)

Contributing to the year-over-year increase in direct mining costs for the second quarter was a 9% increase in tons mined. The strip ratio in second quarter 2012 was 3.4, an increase over the 2.9 strip ratio in prior-year quarter. In addition, direct mining costs for the second quarter 2012 compared to the second quarter 2011 were negatively impacted by higher labour and consumable costs but positively impacted by lower repairs and maintenance expenses. On a ‘cost per pound of copper produced’ basis, direct mining cost decreased primarily due to the increase in grade and recovery year over year. (See Operating Data on page 4 for additional details).

Depreciation expenses during the second quarter have increased year over year, reflecting an increase in assets placed into service as well as an increase in production levels. Treatment and refining costs and transportation costs have increased, consistent with the increase in sales volumes.

For the six months ended June 30, 2012, direct mining costs increased by 20% over the prior-year period. Contributing to the year-over-year increase in direct mining costs was an 11% increase in tons mined. The strip ratio in the first half of 2012 was 3.1, an increase over the 2.7 strip ratio in prior-year period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Other expenses and income

	Three months ended June 30,				Six months ended June 30,
				%				%
(Cdn$ in thousands)	2012	2011	Change	Change	2012	2011	Change	Change
General and administrative	4,024	4,868	(844)	(17%)	9,408	11,490	(2,082)	(18%)
Exploration and evaluation	4,862	1,466	3,396	>100%	9,181	1,838	7,343	>100%
Other operating (income) expenses	(820)	11,034	(11,854)	>(100%)	16,171	11,761	4,410	37%
Loss on contribution to joint venture	-	3,804	(3,804)	>(100%)	-	3,804	(3,804)	>(100%)
Finance expenses	3,891	4,689	(798)	(17%)	8,264	5,893	2,371	40%
Finance income	(4,349)	(8,457)	4,108	(49%)	(6,768)	(8,324)	1,536	(18%)
Foreign exchange loss	1,484	1,212	272	22%	34	4,188	(4,154)	(99%)

The $0.8 -million decrease in general and administrative expenses in second quarter 2012 is primarily due to a $0.7 -million decrease in share based compensation costs. For the six months ended June 30, 2012, general and administrative expenses decreased by $2.1 million. Contributing the variation was a $2.2 -million decrease in share based compensation costs, offset by increases in various other expenses.

The increase in second quarter exploration and evaluation expenses year over year reflects a significant increase in activity at both the Aley project and the New Prosperity project. During second quarter 2012, approximately $2.6 million was spent on Aley and approximately $2.3 million was spent on the New Prosperity project. For the six months ended June 30, 2012, approximately $4.3 million was spent on Aley, approximately $4.7 million was spent on the New Prosperity project, and $0.2 million was spent on other projects.

The decrease in other operating expenses in second quarter 2012 is primarily attributable to gains and losses associated with our copper hedge program. In second quarter 2012, we recognized $1.5 million in unrealized gains and $0.9 million in realized losses. This compares to $6.6 million in unrealized losses and $4.6 million in realized losses that were recognized in second quarter 2011. For the six months ended June 30, 2012, however, there was a $4.4 -million increase in other operating expenses compared to the prior-year period. We have recognized $14.0 million in unrealized losses and $2.6 million in realized losses year to date, compared to $3.4 million in unrealized losses and $8.7 million in realized losses that were recognized in the prior-year period.

Finance expenses for second quarter 2012 are net of $1.6 million of interest capitalized on the GDP3 project and this explains the decrease in finance expenses compared to second quarter 2011. After adjusting for capitalized interest, finance expenses have increased primarily as a result of the issuance of the US$200 million in senior notes in April 2011. Interest expense on secured equipment loans and capital leases has also increased slightly year over year. For the six months ended June 30, 2012, finance expenses have increased due to inclusion of a full six months of interest expense on the senior notes in 2012 compared to two and a half month’s interest in 2011. Also, $2.6 million of interest has been capitalized for the first half of 2012.

Finance income is primarily comprised of income earned on the promissory note and reclamation deposits, as well as gains and losses on the dual currency deposits. During second quarter 2012, income from these items increased $1.7 million compared to second quarter 2011. During second quarter 2011, we realized a $6.0 -million gain on the sale of marketable securities which explains the net decrease in finance income for the second quarter 2012. For the six months ended June 30, 2012, interest income and the dual currency deposits contributed $3.5 million more to finance income when compared to the prior-year period.

Foreign exchange gains and losses arise as a result of the significant transactions we undertake in US dollars. All of our revenue transactions are denominated in US dollars. We incur certain capital and operating expenditures in US dollars, as well as make interest payments on our senior notes in US dollars. As a result of movements in exchange rates between the date we initially record our transaction and the date payment is made/received, we incur foreign exchange gains and losses. In addition, we have significant monetary assets and liabilities denominated in US dollars that are translated to our functional currency, which is Canadian dollars, at each balance sheet date resulting in a foreign exchange gain or loss. These monetary assets and liabilities include cash, accounts receivable, interest payable and the senior notes.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Income tax

	Three months ended June 30,				Six months ended June 30,
				%				%
(Cdn$ in thousands)	2012	2011	Change	Change	2012	2011	Change	Change
Current expense (recovery)	2,622	(3,161)	5,783	>100%	6,692	929	5,763	620%
Deferred expense (recovery)	981	2,282	(1,301)	(57%)	(4,821)	5,631	(10,452)	>(100%)
	3,603	(879)	4,482	>(100%)	1,871	6,560	(4,689)	(71%)
Effective tax rate	52.1%	44.1%			(59.3%)	58.6%
Federal/Provincial statutory rate	25.0%	26.5%			25.0%	26.5%
BC Mineral tax rate	9.8%	9.8%			9.8%	9.8%

The effective tax rate for second quarter 2012 is approximately 14 percentage points higher than the statutory rate primarily due to the BC Mineral tax, permanent differences and unrecognized tax benefits.

The effective tax rate for second quarter 2011 is higher than the statutory rate due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes as well as non-deductible share-based compensation contributed to a 5 percentage point increase over the statutory rate.

The effective tax rate for the six months ended June 30, 2012 is in a recovery position when compared to the statutory rate. The difference from the statutory rate primarily due to the BC Mineral tax, permanent differences and unrecognized tax benefits account for the majority of the difference. Other items, including the impact of the reduction of corporate tax rates and benefits not recognized for tax purposes created minor impacts on the effective tax rate.

The effective tax rate for the six months ended June 30, 2011 is 19 percentage points higher than the statutory rate due to the mineral tax, permanent differences and unrecognized tax benefits. Certain items that are deductible for income tax purposes are not deductible for BC Mineral tax purposes which contributed to an increase over the statutory rate. In addition, permanent differences, such as non-deductible share-based compensation, accounted for the remaining differences from the statutory rate.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

	As at	As at
(Cdn$ in thousands)	June 30, 2012	December 31, 2011
Cash and equivalents	245,946	277,792
Current assets excluding cash	92,522	159,131
Non-current assets	523,950	446,003
Other assets	118,787	111,806
Total assets	981,205	994,732
Current liabilities	68,952	61,014
Long-term debt	226,697	218,502
Other liabilities	206,232	218,399
Total liabilities	501,881	497,915
Equity	479,324	496,817
Non-cash working capital [1]	24,353	98,117
Net (cash) debt [1]	(4,825)	(86,139)
Total common shares outstanding (millions)	192.1	196.5

1 Non-cash working capital and net (cash) debt are non-GAAP financial performance measures with no standard definition under IFRS. See pages 16-19 of this MD&A.

Total assets have decreased since December 31, 2011. Current assets including cash have decreased by $98.5 million, offset by a $77.9 -million increase in property, plant and equipment.

Our asset base is comprised principally of non-current assets including property, plant and equipment, reflecting the capital intensive nature of the mining business. Our current assets include cash, accounts receivable, other financial assets and inventories (supplies and production inventories), along with other current assets that are primarily prepaid expenses and deposits. Production inventories, accounts receivable and cash balances fluctuate in relation to our shipping and cash settlement schedules, which provide for payment typically one month after the month of arrival at the receiving port.

Total liabilities have remained relatively stable, increased slightly from $497.9 million as at December 31, 2011 to $501.9 million at June 30, 2012.

The PER valuation was adjusted during second quarter 2012 for a change in the discount rates. The Bank of Canada long-term benchmark bond rate used as a proxy for long-term discount rates decreased to 2.33% at June 30, 2012 compared to 2.66% at March 31, 2012 and 2.49% at December 31, 2011. Given the long timeframe over which environmental rehabilitation expenditures are expected to be incurred (over 100 years), the amounts of the provision and asset are sensitive to minor changes in discount rates.

As at August 7, 2012, there were 191,001,375 common shares outstanding. In addition, there were 13,250,500 director, employee and contractor stock options. More information on these instruments and the terms of their exercise is set out in note 21 of our 2011 annual financial statements.

Liquidity, cash flow and capital resources

At June 30, 2012, the Company had cash and equivalents of $245.9 million, as compared to $277.8 million at December 31, 2011. At December 31, 2011, an additional $40.6 million of highly-liquid money market instruments were recorded as current other financial assets, but were converted to cash and equivalents during first quarter 2012. We maintained our strategy of retaining significant liquidity to fund operations and the GDP3 expansion.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Operating cash flow for second quarter 2012 was an outflow of $21.0 million compared to an inflow of $13.3 million for the prior-year quarter. A $44.1 million decrease in non-cash working capital was the primary contributor to the significant swing in operating cash flow year over year.

The principal use of operating cash flows during the quarter was capital expenditures and the repurchase of common shares. With the issuance of the senior notes, future uses of operating cash flow include the repayment of debt and interest.

Future changes in copper and molybdenum prices could impact the timing and amount of cash available for future investment in capital projects and/or other uses of capital. To partially mitigate these risks, we enter into copper hedges on a portion of our share of Gibraltar copper production. Alternative sources of funding for future capital or other liquidity needs include future operating cash flow, strategic partnerships, such as the Gibraltar joint venture and the Franco-Nevada gold stream transaction, and debt or equity financings. These alternatives are regularly evaluated to determine the optimal mix of capital resources to address our capital needs and minimize our weighted average cost of capital.

Cash used for investing activities for second quarter 2012 was $32.6 million, of which $31.6 million was invested in property, plant and equipment. The prior-year quarter reflects $11.9 million invested in property, plant and equipment and $130.0 million invested in dual currency deposits.

Cash used for financing activities for second quarter 2012 was $19.9 million compared to cash provided by financing activities of $183.2 million for the prior-year quarter. Included in second quarter 2012 is the repurchase of common shares for $8.5 million and a combined $11.8 million for debt repayment and interest charges. Included in second quarter 2011 was $192.0 million in proceeds on the issuance of senior notes less $6.1 million in debt issuance costs, and a combined $3.1 million for debt repayment and interest charges.

Hedging strategy

We implemented our hedging program in 2009 as copper prices were recovering from the commodity pricing collapse that occurred in late 2008 and early 2009. Since that time, our strategy has been to hedge at least 50% of our copper production using put options that are either purchased outright or funded by the sale of calls that are significantly out of the money using either a zero-cost basis or funded basis.

The amount and duration of our hedge position is based on our assessment of business-specific risk elements combined with the copper pricing outlook. Currently we have 90% of our estimated share of the remaining 2012 Gibraltar production hedged at US$3.50 per pound. This increased hedging level is based on the potential risks associated with a copper price correction during the build-out of GDP3. This corresponds with a period of heightened vulnerability given the scope of the capital expenditure and working capital requirements during 2012. The project is scheduled to be completed and commissioned in late 2012. Recently we hedged 60% of our share of Gibraltar’s estimated production for the first half of 2013 at US$3.00 per pound.

We review our copper price and quantity exposure at least quarterly to ensure that adequate revenue protection is in place. Our hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and estimated gross margins during the relevant period.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2012		2011				2010
($ in thousands,
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	74,377	55,353	60,512	84,204	48,349	58,801	108,959	37,540
Net earnings (loss)	3,315	(8,344)	(7,694)	30,028	(1,113)	5,753	25,550	728
EPS [1]	0.02	(0.04)	(0.04)	0.15	(0.01)	0.03	0.14	0.00
Adjusted net earnings (loss) [2]	4,009	305	9,941	(1,991)	1,863	7,971	31,274	6,276
Adjusted EPS [1]	0.02	0.00	0.05	(0.01)	0.01	0.04	0.17	0.03
EBITDA 2, 3	13,350	(4,337)	(4,830)	56,525	3,685	15,301	46,353	3,893
Adjusted EBITDA 2, 3	12,709	8,081	19,220	13,669	8,637	16,617	52,491	11,795
(US$ per pound, except where indicated)
Realized copper price [2]	3.52	3.87	3.56	3.73	4.25	4.28	4.09	3.78
Total cash costs of sales [2]	2.47	2.23	2.20	2.33	2.37	2.08	1.69	1.79
Copper sales (million pounds)	19.8	12.7	15.4	21.8	10.7	12.8	25.2	8.7

1 Calculated using weighted average number of shares outstanding under the basic method. Sum of all the quarters may not add up to the yearly total due to rounding.
2 Adjusted net earnings (loss), adjusted EPS, EBITDA, adjusted EBITDA, realized copper price and total cash costs of sales are non-GAAP financial performance measure with no standard definition under IFRS. See pages 16-19 of the Company’s MD&A.
3 Certain prior-period measures have been recalculated to conform with the presentation adopted for the current period.

Our financial results for the last eight quarters reflect: volatile copper and molybdenum prices that impact realized sales prices; variability in the quarterly sales volumes due to timing of shipments which impacts revenue recognition; and, more recently, a trend of increasing production costs primarily caused by inflationary pressures on key input costs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's significant accounting policies are presented in note 2 of the financial statements for the year ended December 31, 2011. The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where judgment is applied include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; finished and in-process inventory quantities; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; assessment of joint control in business combinations; and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the Financial Statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventory, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

In early 2012, the Company was advised by its auditors, KPMG LLP, that the Public Company Accounting Oversight Board (PCAOB) communicated to the auditors that based on their inspection results, that an alternative accounting treatment might be more appropriate for the Company’s 2010 joint venture transaction with Cariboo. Pursuant to that transaction, Cariboo purchased a 25% joint venture interest in the Gibraltar mining operations for $187 million. This transaction implied a total value for the Gibraltar mining operations of approximately $748 million and in the Company’s annual reconciliation of accounts from Canadian generally accepted accounting principles (GAAP) to United States GAAP, it recognized a gain calculated as 100% of the difference between the Company’s carrying cost of the Gibraltar mining operations of $368 million and its implied value, for a reported gain of $380 million. Under US GAAP, 100% of the gain is recognized if the Company no longer controls the joint venture. The accounting identified by the PCAOB is dependent on whether a change of control of the Gibraltar mining operations occurred as a result of the joint venture transaction.

Depending on the outcome of anticipated discussions with the PCAOB and the SEC, it is possible that the Company may have to reverse the gain recognition for US GAAP purposes on 100% of the Gibraltar mining operations and recognize a gain only on the 25% actually sold or potentially recognize the gain as an equity transaction rather than through income. This would necessitate related restatements to the carrying value of the Gibraltar mining operations and the presentation of Cariboo’s minority interest but would have no effect on cash flows in 2010 or thereafter. Based on the review of PCAOB’s comments to date, the Company believes that the accounting approach taken on the joint venture transaction and subsequent accounting were and continue to be appropriate.

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

Our internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal control over financial reporting and disclosure controls and procedures during the period ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

During second quarter 2012, the Company incurred total compensation expenses of $1.5 million for its key management personnel.

Other related parties

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. HDSI carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for the Company. The terms and conditions of the transactions are similar to transactions conducted on an arm’s length basis. During second quarter 2012, the Company incurred general and administrative expenses of $0.5 million and exploration and evaluation expenses of $0.1 million with HDSI. This compares to general and administrative expenses of $0.4 million and exploration and evaluation expenses of $0.3 million in second quarter 2011.

The Gibraltar joint venture pays a management fee to the Company for services rendered as operator of the Gibraltar mine. In addition, the Company pays compensation expenses for certain individuals providing services to the Gibraltar joint venture and invoices the joint venture for reimbursement of these expenses. During the second quarter 2012, the Company has recognized $0.3 million of income for these services rendered, compared to $0.2 million in second quarter 2011.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted net earnings

Adjusted net earnings removes the effect of the following transactions from net earnings as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of financial instruments;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions, including non-recurring tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
		June 30,		June 30,
($ in thousands, except per share amounts)	2012	2011	2012	2011
Net (loss) earnings	3,315	(1,113)	(5,029)	4,640
Unrealized loss (gain) on derivative instruments	(1,470)	6,627	14,014	3,447
Gain on sale of marketable securities and dividend income	(642)	(6,443)	(877)	(6,443)
Changes in fair value of warrants	-	-	-	529
Unrealized (income) loss on DCDs	(97)	(785)	(268)	(149)
Foreign currency translation losses (gains)	2,351	600	(309)	3,931
Loss on contribution to JV	-	3,804	-	3,804
Estimated tax effect of adjustments	552	(827)	(3,217)	75
Adjusted net earnings	4,009	1,863	4,314	9,834
Adjusted EPS	0.02	0.01	0.02	0.05

EBITDA and adjusted EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. We believe issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

We present adjusted EBITDA as a further supplemental measure of our performance and ability to service debt. We prepare adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we consider non-recurring or do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that we believe are not likely to recur or are not indicative of our future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Gains/losses on the sale of marketable securities;
  Changes in the fair value of financial instruments;
  Foreign currency translation gains/losses; and
  Non-recurring transactions.

While recurring in nature, we believe unrealized gains/losses on derivative instruments are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Six months ended
		June 30,		June 30,
($ in thousands, except per share amounts)	2012	2011	2012	2011
Net (loss) earnings	3,315	(1,113)	(5,029)	4,640
Add:
Depreciation	4,978	3,060	8,841	5,654
Interest expense	3,369	4,053	7,146	5,008
Interest income	(1,915)	(1,436)	(3,816)	(2,876)
Income tax (recovery) expense	3,603	(879)	1,871	6,560
EBITDA	13,350	3,685	9,013	18,986
Adjustments:
Unrealized (gain)/loss on derivative instruments	(2,253)	6,627	13,231	3,447
Foreign currency translation losses (gains)	2,351	1,749	(309)	5,080
Unrealized (income) loss on DCDs	(97)	(785)	(268)	(149)
Gain on sale of marketable securities and dividend income	(642)	(6,443)	(877)	(6,443)
Loss on contribution to JV	-	3,804	-	3,804
Changes in fair value of warrants	-	-	-	529
Adjusted EBITDA	12,709	8,637	20,790	25,254

Total cash costs per pound

Total cash costs of sales include all costs absorbed into inventory, as well as by-product credits, treatment & refining costs and transportation costs, less non-cash items such as depreciation and share-based compensation. Total cash costs per pound sold are calculated by dividing the aggregate of the applicable costs by copper pounds sold. Total cash costs of production are total cash costs of sales adjusted for the net movement in inventory during the period. Total cash costs per pound produced are calculated by dividing the aggregate of the applicable costs by copper pounds produced. These measures are calculated on a consistent basis for the periods presented.

TASEKO MINES LIMITED
Management’s Discussion and Analysis

	Three months ended		Six months ended
		June 30,		June 30,
($ in thousands, unless otherwise indicated)	2012	2011	2012	2011
Cost of sales	58,367	31,725	96,598	65,300
Less non-cash items:
Depreciation	(4,808)	(2,937)	(8,504)	(5,336)
Share-based compensation	(18)	-	(68)	(86)
Less by-product credits:
Molybdenum	(3,264)	(3,620)	(8,554)	(7,686)
Silver	(858)	(556)	(1,608)	(1,435)
Total cash costs of sales	49,419	24,612	77,864	50,757
Total copper sold (thousand pounds)	19,776	10,735	32,512	23,475
Total cash costs per pound sold	2.50	2.29	2.39	2.16
Average exchange rate for the period (CAD/USD)	1.0101	0.9677	1.0056	0.9768
Total cash costs of sales (US$ per pound)	2.47	2.37	2.38	2.21

Total cash costs of sales	49,419	24,612	77,864	50,757
Net change in inventory	(7,481)	9,000	1,128	12,774
Total cash costs of production	41,938	33,612	78,992	63,531
Less offsite costs:
Treatment and refining costs	(3,828)	(2,192)	(6,589)	(4,744)
Transportation costs	(3,935)	(2,447)	(7,069)	(5,213)
Net operating cash costs	34,175	28,973	65,334	53,574
Total copper produced (thousand pounds)	17,924	14,982	33,562	29,400
Total cash costs per pound produced	1.91	1.93	1.95	1.82
Average exchange rate for the period (CAD/USD)	1.0101	0.9677	1.0056	0.9768
Net operating cash costs of production (US$ per pound)	1.89	2.00	1.94	1.87